UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             First Bank System, Inc.
                                 (Name of Issuer)

                     Common Stock, Par Value $1.25 Per Share
                          (Title of Class of Securities)

                                    319279105
                                  (CUSIP Number)

                              Dwight V. Board, Esq.
             Executive Vice President, General Counsel and Secretary
                                  U. S. Bancorp
                              111 S.W. Fifth Avenue
                             Portland, Oregon  97204
                                  (503) 275-6111
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  March 20, 1997
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-- 1(b)(3) or (4), check the following box: [__]







         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              U. S. Bancorp
              I.R.S. Identification No. 93-0571730

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

              (a)  [__]
              (b)  [__]

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

              WC, OO (See Item 3)

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [__]

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

              Oregon

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

              26,556,470 shares (1) (See Item 5)

         8.   SHARED VOTING POWER

              0

         9.   SOLE DISPOSITIVE POWER


              26,556,470 shares (1) (See Item 5)

         10.  SHARED DISPOSITIVE POWER

              0
















         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PER-
              SON

              26,577,054 shares (1) (See Item 5)

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [__]

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              16.6% (2)

         14.  TYPE OF REPORTING PERSON

              HC, CO

              (1) The reporting person disclaims beneficial ownership of all such shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. Beneficial ownership of 26,551,018 of such shares is being reported hereunder solely as a result of the option (the "Option") granted pursuant to the FBS Stock Option Agreement described in Item 4 hereof. U. S. Bancorp expressly disclaims any beneficial ownership of such shares of FBS Common Stock which are obtainable by U. S. Ban-corp upon exercise of the Option because the Option is exercis-able only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof. U. S. Bancorp ex-pressly disclaims any beneficial ownership of the remaining 26,036 shares of FBS Common Stock which are held in a fiduciary capacity by certain subsidiaries of U. S. Bancorp.

              (2) Gives effect to the issuance of FBS Common Stock sub-ject to the Option.


























         Item 1.   Security and Issuer

              This statement relates to shares of common stock, par value $1.25 per share (the "FBS Common Stock"), of First Bank System, Inc. ("FBS"). The address of FBS's principal executive offices is First Bank Place, 601 Second Avenue South, Min-neapolis Minnesota 55402.

         Item 2.   Identity and Background

              (a) - (c) and (f).  This Schedule 13D is being filed by
         U. S. Bancorp ("USBC"), a corporation organized and existing under the laws of the State of Oregon and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. U. S. Bancorp is engaged, through its banking subsid-iaries and various banking-related subsidiaries, in a broad range of banking operations and banking related business-- principally in the states of Oregon, Washington, California, Nevada, Idaho, and Utah. U. S. Bancorp's principal offices are located at 111 S.W. Fifth Avenue, Portland, Oregon 97204.

              Each executive officer and each director of U. S. Bancorp is a citizen of the United States. The name, business address, and present principal occupation of each executive officer and director is set forth in Annex A to this Schedule 13D and spe-cifically incorporated herein by reference.

              Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of
         U. S. Bancorp.

              (d) - (e). During the last five years, neither USBC nor, to the best knowledge of USBC, any executive officer or direc-tor of USBC, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceed-ing has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration

              Pursuant to the FBS Stock Option Agreement described in
         Item 4 (the "FBS Stock Option Agreement"), FBS has granted to USBC an option (the "Option") to purchase up to 26,551,018 shares of FBS Common Stock at a price of $77.50 per share, ex-ercisable only upon the occurrence of certain events. The ex-ercise of the Option to purchase the full number of shares of









         FBS Common Stock currently covered thereby would require ag-gregate funds of $2,057,703,895. If USBC were to purchase shares of FBS Common Stock pursuant to the FBS Stock Option Agreement, USBC currently anticipates that such funds would be provided from USBC's working capital, dividends from USBC sub-sidiaries and by borrowings from other sources yet to be deter-mined.

         Item 4.   Purpose of Transaction

              On March 19, 1997, FBS and USBC entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which USBC will be merged with and into FBS (the "Merger"). FBS will change its name to "U. S. Bancorp" upon consummation of the Merger.

              As a result of the Merger, each outstanding share of USBC Common Stock (excluding treasury and certain other shares) will be converted into 0.755 shares of common stock of FBS ("FBS Common Stock"). Each outstanding share of 8-1/8% cumulative preferred stock, Series A ("USBC Preferred Stock"), of USBC will be converted into one share of preferred stock of FBS with substantially identical terms as the USBC Preferred Stock which is converted. Consummation of the Merger would result in the USBC Common Stock and the USBC Preferred Stock ceasing to be authorized to be quoted on the Nasdaq Stock Market, Inc.'s Na-tional Market System ("NASDAQ") and the termination of regis-tration of such securities pursuant to the Act.

              The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. The Merger is subject to a number of conditions set forth in the Merger Agreement.
         The Merger Agreement is included as Exhibit 2.1 to USBC's Current Report on Form 8-K dated March 19, 1997 (the "USBC 8-K") and is hereby incorporated herein by reference.

              As a condition and inducement to USBC's entering into the Merger Agreement (and a reciprocal stock option agreement), FBS entered into the FBS Stock Option Agreement with FBS. Pursuant to the FBS Stock Option Agreement, FBS has granted to USBC an option to purchase up to 26,551,018 shares (the "Option Shares") of FBS Common Stock at a price of $77.50 per share, exercisable only upon the occurrence of certain events. Under the FBS Stock Option Agreement, the Total Profit (as defined) which USBC, as grantee of the Option, may realize from the Op-tion may not exceed $300 million. Under certain circumstances set forth in the FBS Stock Option Agreement, USBC, as grantee of the Option, may surrender the Option to FBS in exchange for a payment of $200 million. The FBS Stock Option Agreement is included as Exhibit 99.2 to the USBC 8-K and is hereby incorporated herein by reference.









              Pursuant to the Merger Agreement, upon consummation of the Merger, FBS will cause all current members of the U. S. Bancorp Board of Directors who remain directors and are willing to serve to be elected or appointed as directors of FBS, subject to the following. The Restated Certificate of Incorporation of FBS (the "FBS Certificate") currently provides for a maximum number of 24 directors. Appointing or electing each current member of the U. S. Bancorp Board of Directors to the FBS Board of Directors would cause the total number of directors to ex-ceed 24. Accordingly, FBS has, in the Merger Agreement, agreed to seek approval of FBS stockholders to amend the FBS Certifi-cate to provide that the maximum number of directors shall be
         30. Pursuant to the FBS Certificate, the affirmative vote of the holders of at least 80% of the outstanding FBS Common Stock entitled to vote thereon is required to approve such amendment. FBS has agreed to use all reasonable efforts to solicit such vote, which would permit each of the current U. S. Bancorp di-rectors to be appointed or elected to the FBS Board of Direc-tors. The Merger Agreement provides that, should the FBS stockholders fail to approve such amendment to the FBS Certifi-cate, FBS will appoint or elect to the FBS Board of Directors the maximum number of U. S. Bancorp directors as would result in there being 24 members of the FBS Board of Directors (but in no event fewer than 10 U. S. Bancorp directors), and FBS would appoint the U. S. Bancorp director not so appointed or elected as an advisory director of the FBS Board of Directors. The parties intend to reduce the number of directors of the surviv-ing corporation as of the first annual meeting of stockholders thereof following the consummation of the Merger, provided that, until at least the third such annual meeting, former
         U. S. Bancorp directors shall constitute between 40% and 45% of the total number of directors of the surviving corporation.

              Pursuant to the Merger Agreement, the parties have agreed that Gerry B. Cameron, Chairman of the Board, President and Chief Executive Officer of U. S. Bancorp, will be Chairman of the Board of Directors of FBS until December 31, 1998 and that Gary T. Duim, Executive Vice President of U. S. Bancorp, and Robert D. Sznewajs, Vice Chairman of U. S. Bancorp, shall each be a Vice Chairman of the surviving corporation.

              Pursuant to the Merger Agreement, FBS has agreed, during the period prior to the Effective Time, that neither it nor its subsidiaries shall pay dividends except for quarterly cash dividends on FBS Common Stock not in excess of $0.465 per share and certain intercompany dividends.

              Except as set forth in this Item 4, USBC has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.









              The preceding summary of certain provisions of the Merger Agreement and the FBS Stock Option Agreement, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.

         Item 5.   Interest in Securities of the Issuer

              (a) and (b). Pursuant to the FBS Stock Option Agreement, USBC has the right, exercisable only in certain circumstances, none of which have occurred as of the date hereof, to acquire up to 26,551,018 shares of FBS Common Stock, which represents beneficial ownership of approximately 19.9% of the shares of FBS Common Stock currently outstanding. If USBC were to ac-quire such shares, it would have sole voting and, subject to certain restrictions set forth in the FBS Stock Option Agree-ment, investment power with respect thereto. Because of the limited circumstances in which the option granted under the FBS Option Agreement is exercisable, USBC disclaims beneficial own-ership of such shares of FBS Common Stock subject to the FBS Stock Option Agreement.

              As of December 31, 1996, certain USBC subsidiaries may be deemed to be the beneficial owners of 26,036 shares of FBS Com-mon Stock, which shares are held in a fiduciary capacity (the "Fiduciary Shares"). USBC has sole voting power with respect to 5,452 of such Fiduciary Shares, shared voting power with respect to no such Fiduciary Shares, sole investment power as to 5,452 of such Fiduciary Shares and shared investment power with respect to no such Fiduciary Shares. The Option Shares and the Fiduciary Shares collectively represent approximately 16.6% of the outstanding shares of FBS Common Stock giving ef-fect to the full exercise of the Option. FBS disclaims benefi-cial ownership of all of the Option Shares and all of the Fidu-ciary Shares.

              To the best of its knowledge, no executive officer or di-rector of USBC beneficially owns any shares of FBS Common Stock.

              (c) Except to the extent of transactions in a fiduciary capacity, there have been no transactions in shares of FBS Com-mon Stock by USBC, or, to the best knowledge of USBC, any of USBC's executive officers and directors during the past 60 days.

              (d) As described in paragraph (a) and (b) above, USBC and various subsidiaries of USBC may be deemed to be beneficial owners of shares of FBS Common Stock in trust accounts for cus-tomers with sole or no investment powers. The beneficiaries of









         such trust accounts have the power to direct the payment of dividends and proceeds from the sale of such shares.

              (e)  Not applicable.

         Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer

                   A copy of the FBS Stock Option Agreement is included as Exhibit 99.2 to the USBC 8-K and is hereby incorporated herein by reference. The rights and obligations of FBS and USBC under the FBS Stock Option Agreement are subject to all required regulatory approvals.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to the USBC 8-K and is hereby incorporated herein by refer-ence.

                   Except as set forth in Items 3, 4, 5 and 6 neither USBC nor, to the best knowledge of USBC, any of its directors or executive officers, has any contracts, arrangements, under-standings or relationships (legal or otherwise) with any other person with respect to any securities of FBS.

         Item 7.  Materials to be Filed as Exhibits

               2.1 Agreement and Plan of Merger, dated as of March 19, 1997, by and between U. S. Bancorp and First Bank System, Inc. (incorporated by reference to Exhibit
                    2.1 of the USBC 8-K).

              99.1 Stock Option Agreement, dated as of March 20, 1997, by and between First Bank System, Inc., as issuer, and U. S. Bancorp., as grantee (incorporated by ref-erence to Exhibit 99.2 of the USBC 8-K).























                                    SIGNATURE

              After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         March 28, 1997


                                       U. S. BANCORP



                                       /s/ Dwight V. Board
                                       Dwight V. Board
                                         Executive Vice President,
                                         General Counsel and Secretary










































                                                                 ANNEX A



                             Identity and Background


              The following table sets forth the names, addresses and principal occupations of the executive officers and directors of USBC. Except as set forth below, the principal business ad-dress of each such director and executive officer is the ad-dress of USBC, 111 S.W. Fifth Avenue, Portland, Oregon 97204. Each of such directors and executive officers is a citizen of the United States.

                                      DIRECTORS

    Name and Business Address        Present Principal Occupation or Employment

    Harry Bettis                     Rancher
    10775 Sucker Creek Road
    Payette, Idaho  83661

    Gerry B. Cameron                 Chairman of the Board, President and
                                     Chief Executive Officer, U. S. Bancorp

    Carolyn Silva Chambers           Chairwoman and Chief Executive Officer,
    2225 Coburg Road                 Chambers Communications Corp.
    Post Office Box 7009             (a broadcast and television company);
    Eugene, Oregon  97401            President and Chief Executive Officer,
                                     Chambers Construction Company
                                     (construction firm)

    Franklin G. Drake                President and Chief Executive Officer,
    2121 S.W. Broadway, Ste. 320     Drake Management Company
    Portland, Oregon  97201          (real estate investment and management)

    Robert L. Dryden                 Executive Vice President,
    Post Office Box 3707             Boeing Commercial Airplane Group,
    M/S 75-11                        The Boeing Company
    Seattle, Washington 98124-2207   (airplane manufacturer)

    John B. Fery                     Retired Chairman and Chief Executive
    2700 Airport Way                 Officer, Boise Cascade Corporation
    Post Office Box 15407            (forest products)
    Boise, Idaho 83715













    Joshua Green III                 Chairman of the Board and
    1425 Fourth Avenue, Suite 420    Chief Executive Officer,
    Seattle, Washington  98101       Joshua Green Corporation
                                     (family investments)

    Daniel R. Nelson                 Retired President and Chief Operating
                                       Officer,
                                     U. S. Bancorp

    Allen T. Noble                   President
    575 West Bannock                 Farm Development Corporation
    Boise, Idaho  83702              (corporation agricultural management
                                     company)

    Paul A. Redmond                  Chairman of the Board and
    East 1411 Mission Avenue         Chief Executive Officer,
    Spokane, Washington  99202       The Washington Water Power Company
                                     (electric and gas utility)

    N. Stewart Rogers                Chairman of the Board,
    Four Lindley Road                Penwest, Ltd.
    Mercer Island, Washington 98040  (investments)

    Benjamin R. Whiteley             Chairman of the Board,
    Post Office Box 711              Standard Insurance Company
    Portland, Oregon  97207          (life insurance)

































                                 EXECUTIVE OFFICERS

    Name and Business Address      Present Principal Occupation or Employment

    Dwight V. Board                Executive Vice President and Secretary,
                                   U. S. Bancorp

    Gerry B. Cameron               Chairman of the Board, Chief Executive
                                   Officer and President, U. S. Bancorp

    Phyllis J. Campbell            President and Chief Executive Officer,
    1420 Fifth Avenue              U. S. Bank of Washington, National
    Seattle, Washington  98101     Association; Executive Vice President,
                                   U. S. Bancorp

    Thomas P. Ducharme             Executive Vice President and Treasurer,
                                   U. S. Bancorp

    Gary T. Duim                   Executive Vice President, U. S. Bancorp

    Steven P. Erwin                Executive Vice President and
                                   Chief Financial Officer, U. S. Bancorp

    John D. Eskildsen              President and Chief Executive Officer,
                                   United States National Bank of Oregon;
                                   Executive Vice President, U. S. Bancorp

    Arland D. Hatfield             Executive Vice President, U. S. Bancorp

    Robert J. Lane                 Executive Vice President, U. S. Bancorp

    Judith L. Rice                 Executive Vice President, U. S. Bancorp
    555 S.W. Oak Street
    Portland, Oregon  97204

    V. Lamoine Saunders            Executive Vice President, U. S. Bancorp
    17650 N.E. Sandy Boulevard
    Gresham, Oregon  97230

    Robert D. Sznewajs             Vice Chairman, U. S. Bancorp



















    Exhibit Number                 Description


    2.1 Agreement and Plan of Merger, dated as of March 19, 1997, by and between U. S. Bancorp and First Bank System, Inc. (incorporated by reference to Exhibit 2.1 of the USBC 8-K).

    99.1 Stock Option Agreement, dated as of March 20, 1997, by and between First Bank System, Inc., as issuer, and U. S. Bancorp., as grantee (incorporated by reference to Exhibit 99.2 of the USBC 8-K).







































                                       -13-